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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]      Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

Date: November 19, 2002

Converium Holding Ltd, Zug

Zug, Switzerland – November 19, 2002 – Converium Group, one of the world’s leading reinsurers, today updates on the additional provisions for prior years’ liability lines written by Converium North America in 1997 to 2000 to be recorded in the fourth quarter 2002. The need for these additional provisions was pre-announced on October 28th, 2002 in Converium Group’s press release on its third quarter 2002 result. Converium has been listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) since December 2001.

Additional provisions of US$ 70.3 million net for liability business written by Converium North America in 1997 to 2000

In its press release dated October 28, 2002 Converium Group pre-announced that additional provisions for liability business written by Converium North America in 1997 to 2000 of up to US$ 75.0 million would be recorded during the 4th quarter 2002. Converium Group indicated that details would be reported as soon as the necessary actuarial loss reserve studies had been completed.

Converium North America has finalized its loss reserve analysis that will result in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors & omissions liability, motor liability, and workers’ compensation lines of business of US$ 70.3 million net for the fourth quarter 2002, which are in addition to the US$ 47.0 million that were recorded during the third quarter 2002.

These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years. These additional provisions of a total of US$ 117.3 million net recorded in the second half of 2002 are in relation to:

•	US$ 35.7 million for Commercial Umbrella, non-proportional	written in UWY 1997 to 2000
•	US$ 31.2 million for Miscellaneous Casualty, non-proportional	written in UWY 1997 to 2000
•	US$ 18.6 million for Medical Errors & Omissions Liability, non-proportional	written in UWY 1997 to 2000
•	US$ 17.0 million for Miscellaneous Casualty, proportional	written in UWY 1997 to 1999
•	US$ 16.8 million for Motor Liability, non-proportional	written in UWY 1997 to 2000
•	US$ 14.6 million for Workers’ Compensation, non-proportional	written in UWY 1997 to 2000
•	US$ 3.0 million for Motor Liability, proportional	written in UWY 1999 to 2000

•	Partially offsetting these additional provisions, the in-depth analysis of the liability book written by Converium North America also resulted in a reduction of US$ 19.6 million of the reserves of two large Workers’ Compensation-proportional accounts written in UWY 1998 to 2001 due to favorable loss-developments.

As per September 30, 2002, Converium North America held total loss and loss adjustments reserves, net, of US$ 1,989.2 million, which incorporate US$ 904.8 million of case reserves net and US$ 1,084.4 million of IBNR net. The additional provisions of US$ 70.3 million recorded in the 4th quarter 2002 relate to IBNR. Since the fourth quarter 2000, Converium recorded a total of US$ 382.2 million net of additional provisions for prior years’ liability lines of Converium North America written in 1997 to 2000 (2000: US$ 81.0 million; 2001: US$ 164.0 million; 1st half 2002: US$ 19.9 million; 3rd quarter 2002: US$ 47.0 million; 4th quarter 2002: US$ 70.3 million).

As a result of increasing rates and tightening terms and conditions Converium expects a continuing improvement in the underwriting performance of the in-force non-life business. In particular, the effect of rate increases post September 11th and the relatively low frequency of major airline losses in accident year 2002 so far indicate that losses in Converium’s aviation business appear to be low in comparison with past experience. Converium thus believes that the additional reserve actions in Converium North America are likely to be offset by a continued improvement in the in-force business during the 4th quarter coupled with favorable earnings in the aviation business, which may emerge in the fourth quarter 2002. These favorable earnings could, however, be affected by final reporting by ceding companies for major losses of a catastrophic nature which may occur between the date of this press release and the end of the year 2002.

Dirk Lohmann, CEO Converium said:

“The steps taken in the third and fourth quarter underline Converium management’s determination to confront emerging reserve issues in a forthright and proactive manner. As a result, I am confident that the underlying earnings power of our in-force business will manifest itself.”

Martin Kauer, CFO Converium said:

“These additional provisions keep us at our best estimate within our actuarial range and represents approximately 2.8% of our reserves.

Converium Group writes a global non-life book — well diversified by lines of business and properly balanced by regions. Overall, Converium Group’s balance sheet, particularly with regards to reserve levels, is very solid.”

Enquiries:

Michael Schiendorfer	Zuzana Drozd
Media Relations Manager	Head of Investor Relations

michael.schiendorfer@converium.com	zuzana drozd@converium.com

Phone: +41 (0) 1 639 96 57	Phone: +41 (0) 1 639 91 20
Mobile: +41 (0) 79 307 70 50	Fax: +41 (0) 1 639 71 20
Fax: +41 (0) 1 639 76 57

IPO, Ranking and Organization

Converium is an independent top ten reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe: 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

Today the company ranks 9th among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com